Susan W. Murley

+1 617 526 6832 (t)
+1 617 526 5000 (f)
susan.murley@wilmerhale.com

August 17, 2006

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC  20549

Attention:  Amy C. Bruckner, Staff Accountant

Re:         Sepracor Inc.
Item 4.02(a) Form 8-K filed August 10, 2006 (File No. 000-19410)

Ladies and Gentlemen:

On behalf of Sepracor Inc. (the “Company”), this letter is being submitted in response to comments contained in a letter dated August 11, 2006 (the “Letter”) from Amy C. Bruckner of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. David P. Southwell, Executive Vice President and Chief Financial Officer of the Company.  The comments and responses are based in all respects on information provided to Wilmer Cutler Pickering Hale and Dorr LLP by representatives of the Company.  The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

Item 4.02(a) Form 8-K filed August 10, 2006

1.                                       Please tell us when you intend to file the amendments to your December 31, 2005 Form 10-K and March 31, 2006 Form 10-Q and other affected commission filings, as applicable.

Response:             The Company intends to file amendments to its Form 10-K for the year ended December 31, 2005 and its Forms 10-Q for the quarters ended September 30, 2005 and March 31, 2006 no later than September 15, 2006, for the purpose of restating historical financial statements.  In addition, in its Form 10-Q for the quarter ended June 30, 2006, which was filed on August 14, 2006, the Company included restated financial statements for the quarter ended June 30, 2005.

2.                                       Please tell us whether you have reconsidered, in accordance with Item 307 of Regulation S-K, the adequacy of your previous assertions in your December 31, 2005 Form 10-K

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109

Baltimore Beijing Berlin Boston Brussels London Munich New York Northern Virginia Oxford Palo Alto Waltham Washington

and March 31, 2006 Form 10-Q regarding your internal controls and disclosure controls and procedures.

Response:                                        In light of a review of the Company’s stock option practices by a special committee of its board of directors (the “Special Committee”), the Company has re-evaluated its internal controls and disclosure controls and procedures and has reconsidered the adequacy of its previous assertions in its Form 10-K for the year ended December 31, 2005 and Form 10-Q for the quarter ended March 31, 2006 regarding its such controls and procedures.

The Company carried out a re-evaluation of the effectiveness and operation of its disclosure controls and procedures under the supervision and with the participation of management, including the Chief Executive Officer, the Chief Financial Officer and the Executive Vice President, Finance and Administration.  In connection with such re-evaluation, the Company reviewed it disclosure controls and procedures to determine whether they were designed to adequately ensure that information required to be disclosed in the reports the Company files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and that such information is accumulated and communicated to the Company’s management, as appropriate, to allow timely decisions regarding required disclosure.  Based on such re-evaluation, the Company has concluded that its current disclosure controls and procedures are, and those in effect on March 31 and June 30, 2006 and December 31, 2005 and 2004 were, effective.

In addition, management re-assessed the Company’s internal controls over financial reporting as of March 31 and June 30, 2006 and December 31, 2005 and 2004 utilizing the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (“COSO Framework”).   Management considered that:

•                  The non-cash charges for additional stock-based compensation expense impacting the 2004, 2005 and 2006 financial statements relate to the vesting of stock options granted in 2001 and prior.  In addition, the cumulative non-cash charge for additional stock-based compensation expense that the Company is incurring as a result of the

Special Committee’s stock option review is related primarily to transactions initiated in 2001 and prior.  In 2002, management revised its stock option granting procedures and the related controls.  As a result of these improvements, the controls were designed and operated effectively for transactions initiated in 2004, 2005 and 2006 and the effect of transactions initiated prior to 2004 was not material to the Company’s results of operations in 2004 and subsequent periods.  The Company’s belief that its controls over the stock option processes were designed and operating effectively in 2004 through 2006 is also supported by the results of the Special Committee’s stock option review, which included a review of all stock option grants to the Company’s officers, directors and employees from 1996 through the current period and did not identify any significant accounting errors related to transactions initiated during the more recent periods.

•                  The accounting errors were not material to the individual periods being restated.  Management determined it was appropriate to restate prior period financial statements because the aggregate non-cash charge for additional stock-based compensation expense would have been material to the Company’s 2006 results of operations.

Accordingly, and based on the application of the COSO Framework, management has concluded that, as of March 31 and June 30, 2006 and December 31, 2005 and 2004, there was no material weakness in the Company’s internal control over financial reporting.

As requested in the Letter, the Company acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at 617-526-6832 or Lia Der Marderosian of this firm at 617-526-6982.

Very truly yours,

/s/ Susan W. Murley

Susan W. Murley

SWM:mgp

cc:	Mr. Timothy J. Barberich
Mr. David P. Southwell